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                           TELE-COMMUNICATIONS, INC.
                               Terrace Tower II
                               5619 DTC Parkway
                          Englewood, Colorado  80111



                                        December 20, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Roger Schwall
           Karen Ganett

        Re:     Tele-Communications, Inc.
                Post-effective Amendments to Registration Statements on Form S-3 Nos. 33-57399, 33-57469 and 33-59121 and on Form S-8 Nos.
                33-57635, 33-60839, 33-60843 and 33-54263


Dear Mr. Schwall:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, please withdraw the following registration statements of Tele-Communications, Inc., a Delaware corporation (the "Company"):

        1. Post-effective Amendment No. 1 to the Company's registration statement on Form S-3 (No. 33-57399), filed with the Securities and Exchange Commission ("SEC") on October 27, 1995.

        2. Post-effective Amendment No. 1 to the Company's registration statement on Form S-3 (No. 33-57469), filed with the SEC on October 31, 1995.

        3. Post-effective Amendment No. 1 to the Company's registration statement on Form S-3 (No. 33-59121), filed with the SEC on October 27, 1995.

        4. Post-effective Amendment No. 1 to the Company's registration statement on Form S-8 (No. 33-57635), filed with the SEC on October 27, 1995.

        5. Post-effective Amendment No. 1 to the Company's registration statement on Form S-8 (No. 33-60839), filed with the SEC on October 27, 1995.

        6. Post-effective Amendment No. 1 to the Company's registration statement on Form S-8 (No. 33-60843), filed with the SEC on October 27, 1995.

        7. Post-effective Amendment No. 2 on Form S-8 to the Company's registration statement on Form S-4 (No. 33-54263), filed with the SEC on October 27, 1995.

        As you have previously discussed with our counsel Baker & Botts, L.L.P., these Post-effective Amendments were filed primarily to reflect the distribution of the Company's Liberty Media Group Common Stock as a stock dividend on the Company's TCI Group Common Stock. As a result of the SEC's determination that Rule 416(b) was not available in this situation, these Post-effective Amendments were not declared effective by the SEC and you have advised our counsel that such amendments could be withdrawn so that sales of TCI Group Common Stock under the existing registration statements could continue while a separate registration of the Liberty Media Group Common Stock is pursued. Therefore, the Company requests that the aforementioned Post-effective Amendments be withdrawn.

                              Sincerely,

                              TELE-COMMUNICATIONS, INC.


                              By:  /s/ Stephen M. Brett
                                 ---------------------------
                                   Stephen M. Brett
                                   Executive Vice President and General Counsel